Joe Laxague Partner jlaxague@cronelawgroup.com

Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

January 4, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Sean Healy Dorrie Yale

Re:	Inspire Veterinary Partners, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Filed December 8, 2022 CIK No.: 0001939365

Dear Mr. Healy and Ms. Yale:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated December 21, 2022, commenting on Amendment No. 1 to the Company’s Draft Registration Statement on Form F-1 filed December 8, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.	We acknowledge your revised disclosures in response to prior comment 3. We note that Your revised disclosure at the top of the page refers to a certain number of shares, but that Your disclosure elsewhere notes that this is the maximum number of shares that may be Sold on resale. To the extent accurate, please revise your disclosure at the top to clearly disclose that the selling stockholders may sell "up to" a specified number of shares. In addition, you state here that the resale offering will not commence until after the closing of the underwritten primary offering, but in your response, you state that the completion of the underwritten offering is not a condition to the registration and sale by the selling stockholders of their shares. Please revise your prospectus disclosures, here and elsewhere as appropriate, to clearly disclose that the secondary offering is not conditioned upon the primary offering.

Response: In response to this comment, the Company has amended the Registration Statement to clearly disclose that the selling stockholders may sell "up to" the to-be specified number of shares. In addition, upon further discussion with the underwriters, the Company believes that the underwriting agreement will provide that the successful completion of the underwritten primary offering will, in fact, be a condition to the secondary offering. The Company has amended the Registration Statement to clearly state that the secondary offering is conditioned upon the successful completion of the primary offering.

2.	You state that the selling stockholders may offer shares from time to time at market prices and at privately negotiated prices. However, as you state in your response letter that your resale offering is not conditioned upon a successful completion of your primary offering and there is currently no market for your shares, please revise here, and elsewhere in your prospectus as appropriate, to state that the selling stockholders will offer and sell their shares only at a fixed price until after your shares are listed on the Nasdaq Capital Market, at which time they may be sold at prevailing market prices or in privately negotiated transactions. We note your statement that the successful listing of your shares on the Nasdaq Capital Market is a condition to the secondary offering.

Response: In response to this comment, as noted above, the Company respectfully advises the Staff that, upon further discussion with the underwriters, the Company believes that the underwriting agreement will provide that the successful completion of the underwritten primary offering will be a condition to the secondary offering and, accordingly, the selling stockholder shares will be offered at market prices prevailing at the time of sale.

Prospectus Summary, page 1

3.	Please expand the last bullet on page 4 by also disclosing that as of September 30, 2022, you had $174,868 in cash. Please balance the disclosures in the penultimate bullet on page 5 by disclosing the positions with other companies that your CEO and COO hold, which you discuss on pages 61-62.

Response: In response to this comment, the Company has amended the Registration Statement to disclose on page 4 that as of September 30, 2022, the Company had $174,868 in cash. In addition, the Company has amended the Registration Statement on page 5 to disclose Mr. Carr’s roles with Star Circle Advisory, LLC and Grom Coast Surf & Skate, and Mr. Keiser’s role with Blue Heron Consulting.

Risk Factors

Risks Related to our Business, page 11

4.	We refer to your revised disclosures on pages 61and 62 that your CEO also serves as Managing Director of Star Circle Advisory, LLC and as president of Ocean 35 Inc., and that your COO also serves as CEO of Blue Heron Consulting. Please add a risk factor to discuss the risks arising from these arrangements, including potential conflicts of interest and the limitations on their time. Also revise to clarify here and on pages 61-62 the percentage of time Mr. Carr and Mr. Keiser are obligated to provide to you.

Response: In response to this comment, the Company has amended the Registration Statement to include a new risk factor under the caption “We will be dependent on our senior management, especially our Chief Executive Officer Kimball Carr and our Chief Operating Officer Charles Stith Keiser, and each of them has significant responsibilities for other businesses” and disclosed that, neither Mr. Carr nor Mr. Keiser will be obligated to dedicate all of their time or resources to the Company, which could result in Mr. Carr nor Mr. Keiser not being able to devote sufficient time to the management of our business, which could result in the Company not receiving the required level of managerial support and assistance.

Because the Company is offering to sell shares of Class A common stock at an assumed public offering price to be. . ., page 22

5.	We acknowledge your revised disclosures and response to prior comment 3. However, your disclosure also indicates that selling stockholders may offer their shares at market prices or privately negotiated prices. Please expand your risk factor to also discuss these circumstances that may occur after your shares have a market, and also refer to a fixed price at which selling stockholders will offer their shares before there is a market for your shares.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that, because the secondary offering of shares by the selling stockholders will commence following the completion of the primary underwritten offering, the per share public price of the shares of Class A common stock to be sold by the Selling Stockholders following the completion of the primary underwritten offering will be the then-prevailing market price. The Company has amended the Registration Statement to make corresponding revisions throughout the Registration Statement.

Our board of directors may authorize. .. ., page 23

6.	We acknowledge your revised disclosures in response to prior comment 8. Please revise your heading of this risk factor to also highlight the significant percentage of voting control to be held by your directors, officers, and their affiliates. In addition, as you state in your response letter that your secondary offering is not conditioned upon the successful completion of your primary offering, please revise here, and elsewhere in your prospectus as appropriate, to explain whether the lock-up agreements between your underwriter and your directors, officers, and their affiliates will remain even in the event that the primary offering is not successfully completed.

Response: In response to this comment, the Company has amended the Registration Statement to revise the risk factor heading and the body of the risk factor to highlight the significant percentage of voting control to be held by the Company’s directors, officers, and their affiliates. In addition, as noted above, the Company respectfully advises the Staff that, upon further discussion with the underwriters, the Company believes that the underwriting agreement will provide that the successful completion of the underwritten primary offering will be a condition to the secondary offering.

The sale or availability for sale of substantial amounts. . ., page 24

7.	We acknowledge your revised disclosures in response to prior comment 9. However, as previously noted, please expand the risk factor to discuss the effects of the secondary offering. Also ensure that your disclosure regarding the number of shares outstanding is consistent throughout, as we note discrepancies between your disclosure here and elsewhere in your prospectus.

Response: In response to this comment, the Company has revised the Registration Statement to disclose that rapid market sales or sales in significant volumes of the 5,020,456 shares of common stock outstanding held by the selling stockholders may significantly dilute the value of our common stock held by investors in our underwritten primary offering and to confirm that all references to the number of selling stockholder shares is consistent throughout the prospectus.

Selling Stockholders, page 28

8.	We acknowledge your revised disclosures in response to prior comment 11. Please revise footnote 3 to discuss the conversion rate of these shares. Also revise to disclose the individuals with voting and investment power for selling stockholders that are not individuals, including Dragon Dynamic and Target Capital.

Response: In response to this comment, the Company has amended the Registration Statement in footnote 3 of the Selling Stockholders table to disclose that each share of Class B common stock may be convertible at the option of the holders, without the payment of additional consideration, at any time, into shares of Class A common stock at a conversion rate of one share of Class A common stock for each share of Class B common stock. In addition, the Company has amended the Registration Statement to provide footnote disclosure to identify the natural person or persons who is an authorized signatory with voting and investment power of each selling stockholder which is not a natural person.

9.	We note that the number of shares to be offered exceeds the number of shares that you state is outstanding. Please revise your disclosures to explain the discrepancy or advise. For example, if certain of these shares are issuable upon convertible securities and not yet outstanding, please revise your disclosures to clarify.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has 5,020,456 shares of common stock outstanding, consisting of 720,456 shares of Class A common stock and 4,300,000 shares of Class B common stock, outstanding as of the date of this correspondence. The Company has also granted Mr. Carr a cashless warrant for 50,000 shares of Class A common stock in consideration of Mr. Carr’s personal guaranty of certain loans of the Company. The Company will file the cashless warrant as an exhibit to the Registration Statement in a subsequent amendment. The Company has amended the Registration Statement to reflect the correct number of shares outstanding throughout the prospectus.

Use of Proceeds, page 33

10.	We acknowledge your revised disclosures in response to prior comment 14. As previously stated, if any material amounts of other funds are necessary to accomplish your specified purposes, please state the amount of such other funds needed for each such specified purpose and the sources thereof. Identify the businesses to be acquired and provide a brief description of such businesses. Please file the agreements for the proposed acquisitions you reference, or advise.

Response: In response to this comment, the Company respectfully advises the Staff that no additional funds will be necessary to consummate forecasted acquisitions if the proposed primary underwritten offering is consummated. As of the date of this correspondence, the Company has not entered into any signed acquisition agreements or letters of intent with such forecasted acquisition targets.

Summary of Results of Operations, page 40

11.	We note your response to comment 16. Please address the following:

•	Pursuant to Item 303(b)(2)(iii) of Regulation S-K, please address the remaining material changes from period to period in revenues and quantify to the extent to which such changes are attributable to changes in prices, changes in the volume or amount of goods or services being sold, or to the introduction of new products or services; and

•	As previously requested, please also quantify the corresponding cost of sales for each revenue source.

Response: In response to this comment, the Company respectfully advises the Staff that the material changes from period to period in revenues are not attributable to changes in prices or to the introduction of new products or services, and are primarily attributable to changes in the volume or amount of goods or services being sold resulting from our acquisitions in 2021 and 2022 disclosed elsewhere in the prospectus. Further, the Company has amended the Registration Statement under the caption, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Results of Operations” to include additional disclosures regarding the material changes in revenue for the comparative periods presented and have quantified the corresponding cost of sales for each revenue source.

Our Business, page 51

12.	We acknowledge your revised disclosures in response to prior comment 18. Please further expand your discussion of the national consultancy model to explain how your inhouse leadership and Blue Heron Consulting work together to provide medical and operations expertise to various locations throughout the country. Revise to clarify whether Texas and Indiana are the only locations with operating and management agreements in place and explain what types of operations those agreements cover.

Response: In response to this comment, the Company respectfully advises the Staff that the Company directly employs medical and operations leadership which serve as direct line management (e.g., Company-employed managers who directly manage mid-level and front-line employees and processes who are directly accountable to such senior leadership) to employees in each hospital or veterinary practice. These Inspire medical and operations leaders are experienced in the practice of veterinary medicine and they direct strategic planning, growth plans, changes in hospital- and veterinary practice-level management, cost controls, human capital selection processes and generally guide all policies and procedures under which the hospitals and veterinary practices operate.

Blue Heron Consulting deploys coach consultants at the request and direction of Inspire. Blue Heron Consulting’s coach consultants’ objectives are to teach specific skills, problem solve operational matters with individual hospital teams, find operational efficiencies to encourage growth and reduce expenses, and otherwise disseminate veterinary medicine practice expertise. Each Blue Heron Consulting coach consultant is a field-based trainer and problem solver; the senior officers and managers of the Company direct and oversee daily operations.

The Company has amended the Registration Statement to reflect the foregoing description of the Company’s national consultancy model and explanation regarding how the Company’s in-house leadership and Blue Heron Consulting work together. In addition, the Company has amended the Registration Statement to clarify that Texas and Indiana are the only locations with operating and management agreements in place and to state that in the two states of Texas and Indiana, ownership is held by a separate entity owned by a doctor of veterinary medicine and that these two relationships are managed via operating and management agreements which provide that that while the doctor of veterinary medicine oversees and manages all clinical aspects of operations, the non-veterinary services including administration, human resources, accounting, corporate housekeeping, and management services are provided by Inspire.

Government Regulation, page 56

13.	We acknowledge your revised disclosure in response to prior comment 20. Please revise to clarify that your disclosure includes a discussion of all existing or probable regulations on your business, to the extent material, or revise accordingly.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that the disclosure includes of all existing or probable regulations on the business.

Pending Acquisitions, page 57

14.	We note your disclosure that the Pony Express is a pending acquisition. However, your revised disclosures elsewhere indicate that you have now closed on this business. Please revise your business disclosure to include a discussion of this business.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that the Pony Express acquisition was consummated in October 2022 and to provide related disclosure. The Pony Express acquisition agreement has been added as an exhibit to the Registration Statement.

Management and Board of Directors, page 61

15.	We acknowledge your revised disclosures in response to prior comment 21. Please revise the description of Dr. Thomas-Mackey's business experience to ensure that the experience for the past five years is included. Expand the description for Mr. Lau to disclose since when he became the interim chief financial officer and to clarify whether he is expected to remain in this position following the offering. For your directors and director nominees, disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for you.

Response: In response to this comment, the Company has amended the Registration Statement to disclose that Mr. Lau was appointed Interim Chief Financial Officer as of December 2021 and to provide Dr. Thomas-Mackey’s biographic information. The Company respectfully advises the Staff that the Company currently expects Mr. Lau to resign as Interim Chief Financial Officer in the first quarter of 2023 as the Company believes it has identified one or more suitable candidates to serve as full-time Chief Financial Officer. The Company further amended the Registration Statement to describe the factors that the Company considered in determining the qualification of each director to serve on the board.

Security Ownership of Certain Beneficial Owners and Management, page 70

16.	We note your disclosures that your director Charles Keiser controls Wilderness Trace. Please explain why the ownership of your shares by such entity is not reflected in the beneficial ownership of Mr. Keiser, or revise accordingly. Refer to Item 403 of Regulation S-K.

Response: In response to this comment, the Company has amended the Registration Statement to update the beneficial ownership table to reflect Dr. Keiser’s beneficial ownership of shares of Class B common stock through his control of Wilderness Trace Veterinary Partners, LLC.

Certain Relationships and Related Transactions, page 72

17.	We acknowledge your revised disclosures in response to prior comment 24. With respect to the agreement with Star Circle, please also disclose the approximate dollar value of the amount of the related persons' interests in the transactions. With respect to the agreement with Blue Heron, please revise to similarly disclose this information, and to also disclose the approximate dollar value of the amount involved in the transaction. In addition, your revised disclosures elsewhere reference loans with Messrs. Keiser. Please ensure that your disclosure in this section is updated.

Response: In response to this comment, the Company respectfully advises the Staff that, as of the date of this correspondence, the Company has paid $578,000 to Star Circle Advisory Group, LLC and $1,090,788.16 to Blue Heron Consulting pursuant to their respective consulting agreements. The Company has amended the Registration Statement to disclose such information. In addition, the Company has revised the Registration Statement to update the Certain Relationships and Related Transactions to disclose the loans with Dr. Keiser and Mr. Keiser.

Underwriting, page 77

18.	We refer to our prior comment 11. As previously noted, your disclosures state that your selling stockholders may offer securities through underwriters. Please revise to provide the information set forth in Item 508 of Regulation S-K regarding such underwriter(s). In this regard, we note that your cover page disclosure for the resale offering refers to the underwriting compensation discussion in this section. If the resale offering is not an underwritten offering, please revise your disclosures throughout your prospectus as appropriate. In addition, as you state in your response letter that the secondary offering is not conditioned upon a successful completion of your primary offering, in the event that there is only a secondary offering, please revise to describe the various factors considered in determining the fixed offering price in the secondary offering before a market is developed.

Response: In response to this comment, the Company respectfully advises the Staff that, upon further discussion with the underwriters, the Company believes that the selling stockholders will sell their shares directly on Nasdaq and not in underwritten offerings. The Company has amended the registration statement to delete all references to underwritings in the secondary offering. Further, as noted above, the Company respectfully advises the Staff that, upon further discussion with the underwriters, the Company believes that the underwriting agreement will provide that the successful completion of the underwritten primary offering will be a condition to the secondary offering.

19.	We note your response to comment 28. We note that you determined Kauai Veterinary Clinic is your predecessor. It is unclear how you determined that providing predecessor financial information would not be meaningful and therefore determined that it was appropriate to omit predecessor financial statements. Please further advise. Please also address the following:

•	Please provide us with summary financial information for Kauai Veterinary Clinic for the year ended December 31, 2020 and the stub period January 1, 2021 to January 25, 2021. This should include revenues, operating income, income before taxes, earning per share, net income, total assets and total liabilities;
•	Please tell us whether the financial statements of this entity were audited. If so, please tell us whether the auditor was registered with the PCAOB and whether the audit was performed in accordance with PCAOB standards; and
•	Please help us better understand the timing of your offering, including if you intend to update your financial statements to include audited financial statements for the year ended December 31, 2022.

Response: In response to this comment, the Company respectfully advises the Staff that the Company believes that, although Kauai Veterinary Clinic is the Company’s predecessor pursuant to accounting guidance, the inclusion of audited predecessor financial statements in the Registration Statement would not be meaningful to an investor in the pending primary and secondary offerings for the reasons stated below. The Company further respectfully advises the Staff that summary financial information for Kauai Veterinary Clinic for the year ended December 31, 2020 and the interim period January 1, 2021 to January 25, 2021 is included below. Such summary financial information for Kauai Veterinary Clinic has not been audited. The Company intends to consummate the primary underwritten offering in late January 2023, and in any event prior to February 12, 2023 or the staleness of the September 30, 2022 interim financial statements.

Pursuant to Staff Accounting Bulletin Topic 1: Financial Statements, J. Application of Rule 3-05 in Initial Public Offerings (SAB NO. 80) (“SAB Topic 1.J”), “It is the staff's view that initial public offerings involving businesses that have been built by the aggregation of discrete businesses that remain substantially intact after acquisition were not contemplated during the drafting of Rule 3-05 and that the significance of an acquired entity in such situations may be better measured in relation to the size of the registrant at the time the registration statement is filed, rather than its size at the time the acquisition was made” (emphasis added). The Company business strategy is a series of roll-up acquisitions in which each individual acquisition retains its individual consumer-facing branding and on-the-ground operations and consumer interactions, but in which back-office functions such as accounting, corporate governance, legal and human resources are performed at the parent company level. It is therefore the Company’s view that each acquired veterinary practice remains a “discrete businesses that remain[s] substantially intact” and therefore SAB Topic 1.J is applicable.

From inception to consummation of the acquisition of the Kauai Veterinary Clinic, the Company had no operations and correspondingly had no revenue and only de minimis expenses associated with incorporation and related matters. For the year ended December 31, 2020 (i.e., the last full fiscal year preceding the acquisition), Kauai Veterinary Clinic had revenue of approximately $1.9 million, net loss from operations of approximately $0.1 million, net income of $0.09 million, total assets of approximately $0.8 million against total liabilities of approximately $0.08 million.

By comparison, at September 30, 2022, the Company had revenue of approximately $6.7 million, net loss of approximately $3.0 million, total assets of approximately $14.2 million against total liabilities of approximately $18.0 million. Applying the “significance” tests pursuant to Regulation S-X Rule 3-05, as interpreted by SAB Topic 1.J, the Kauai Veterinary Clinic does not exceed any enumerated threshold under any of the investment, asset, or income tests. Accordingly, under Rule 3-05, audited financial statements of Kauai Veterinary Clinic would not be required as a “significant” acquired business. Importantly, the variances between the Kauai December 30, 2020 and Company September 30, 2022 financial results were not the result of organic growth but rather reflect the impact of the implementation of the Company’s roll-up acquisition strategy.

The Company has acquired multiple veterinary hospitals and practices, including the real estate (for the majority of acquisitions), that are accounted for as business combinations resulting in the Company’s balance sheet including land and building fixed assets, intangible assets, goodwill and notes payable related to acquisitions. In contrast, the Kauai Veterinary Clinic, as a family-owned, owner-founded sole proprietorship, did not require financial statement entries corresponding to any of such assets or liabilities in its balance sheet or related expenses (such as depreciation, amortization and interest expenses) in its statement of operations.

Moreover, the Kauai Veterinary Clinic was a stand-alone, single-location veterinary medicine practice owned by a single owner. In contrast, the Company as of September 30, 2022, is a geographically diversified enterprise encompassing eleven practices across eight states, along with attendant real estate. As noted above and elsewhere in the Registration Statement, the Company, through its professional relationships and contractual arrangements with Blue Heron Consulting and Star Circle Advisory LLC, has brough specialized veterinary practice industry expertise, investment advisory and finance and capital markets capabilities to the enterprise, which has to date enabled to access sources of interim and bridge financing, enhance corporate oversight and governance, and to prepare for the anticipated primary underwritten and secondary offerings contemplated by the Registration Statement. The Company believes such specialized industry expertise, investment advisory and finance and capital markets capabilities were not readily available to Kauai Veterinary Clinic as a smaller-scale sole proprietorship.

Accordingly, the Company believes the Company’s financial and strategic outlook at September 30, 2022 to be significantly different than the outlook of Kauai Veterinary Clinic at December 30, 2020. Further, the Company believes that a comparison of Kauai Veterinary Clinic’s audited financial statements as of, and for the year ended December 30, 2020, would not provide a meaningful, and could potentially provide a misleading, comparison to the Company’s financial condition or results from operations as of, and for the period ended, September 30, 2022, and therefore omission of such audited financial statements is appropriate.

Summary financial information for KVC for the year ended December 31, 2020 and the stub period January 1, 2021 to January 25, 2021:

	For the period from
	January 1, 2021 through	For the year ended
	January 25, 2021	December 31, 2020
Revenue	$131,366	$1,898,960
Income (loss) from operations	$6,118	$(100,101)
Income before income taxes	$6,118	$71,745
Net income	$6,118	$92,010
Basic and diluted earnings per share	$122.37	$1,840.20
Basic and diluted share outstanding	50	50

	As of	As of
	January 25, 2021	December 31, 2020
Total assets	$843,194	$876,721
Total liabilities	$81,470	$68,460
Total stockholders' equity	$761,724	$808,260

20.	In regards to acquisitions made aside from Kauai Veterinary Clinic, please address the following:
•	Please tell us your basis for using the September 30, 2022 balance sheet to measure significance pursuant to Rule 3-05 of Regulation S-X. Please tell us the specific guidance that led to your determination that this was the appropriate date to use;
•	Based on the anticipated timing of your offering, please also address what consideration you gave to the guidance in Question 2 of the Fixing America's Surface Transportation (FAST) Act Compliance and Disclosure Interpretations;
•	Please address your consideration of the guidance in SAB Topic 1(J); and
•	As previously requested, please address what consideration you gave to providing pro forma financial information pursuant to Article 11 of Regulation S-X.

Response: In response to this comment, the Company respectfully advises the Staff that the Company used the September 30, 2022 balance sheet to measure significance pursuant to Rule 3-05 of Regulation S-X based on the Company’s application of SAB Topic 1.J. The Company considered the application of Rule 3-05 of Regulation S-X as interpreted by SAB Topic 1.J in conjunction with SAB 80 which note that that a technical application of Rule 3-05 of Regulation S-X can result in provision of financial statements that are clearly not significant. As such, the Company respectfully reiterates that the Company’s current makeup is the result of an aggregation of eleven practices across eight states, along with attendant real estate, each of which remains a “discrete businesses that remain[s] substantially intact” after acquisition. In light of SAB Topic 1.J’s interpretive guidance, the Company determined that none of the acquisitions constituted a “significant” acquisition and therefore pro forma financial information of the Company may be omitted pursuant to Article 11 of Regulation S-X.

Consolidated Statements of Operations, page F-5

21.	We note your response to comment 15. We note that your cost of goods sold and gross profit measures exclude depreciation and amortization expense. The accommodation in SAB Topic 11:B does not extend to the measure of gross profit, which should reflect all costs of revenues in accordance with GAAP. If you wish to retain an incomplete measure of gross profit in MD&A, you will need to select an alternate label for the measure and provide reconciliation from gross profit in accordance with GAAP to your non-GAAP measure along with the additional information prescribed by Item 10(e) of Regulation SK. Also, please provide the disaggregated product and services revenue disclosures in your December 31 financial statements as required by ASC 606-10-50-5 through 50-7.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has revised the statement of operations to remove the measure of gross profit from the financial statements to avoid undue emphasis on cash flow and has presented the disaggregated revenue by “Service revenue” and “Product revenue” based on our application on ASC 606.

22.	We note your response to comment 33. In light of the restatement, please address the following:
•	Please have your auditor revise its report to reference the restatement consistent with paragraph 18e. of PCAOB Auditing Standard;
•	Please clearly label the appropriate columns as restated; and
•	Please provide the disclosures required by ASC 250-10-50-7 through 50-11 related to the correction of an error for all periods restated.

Response: In response to this comment, the Company respectfully advises the Staff that the Company’s auditors have revised their report to include the indicated explanatory paragraph. Further, the Company has revised the consolidated statement of operations included in the Registration Statement to label the applicable columns as “Restated” for both periods presented on page F-5 and revised the disclosures on page F-14 to address the disclosures required for the correction of an error for all periods restated.

Item 15. Recent Sales of Unregistered Securities, page II-2

23.	We acknowledge your revised disclosures in response to prior comment 15 but re-issue. Please revise to provide the information referenced by Item 15 of Form S-1 and Regulation 701 of Regulation S-K for all securities sold by you since your incorporation which were not registered under the Securities Act, including your securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities.

Response: In response to this comment, the Company has amended the Registration Statement under the caption “Recent Sales of Unregistered Securities” to disclose the issuance of shares of Class A common stock to Alchemy Advisory, LLC, a business consultant, in exchange for business consultancy services.

Exhibits

24.	We acknowledge your revised disclosures and response to prior comment 36. We note that although your response refers to a revised version of the form of asset purchase agreement, this exhibit appears to have been deleted from your exhibit index. Please revise to include this exhibit, as revised, or advise. In addition, we note that certain of your exhibits are noted as having their schedules or exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. In accordance with such Item, please ensure that each such exhibit includes a list briefly identifying the contents of all omitted schedules. Your exhibit index also states that certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. However, you have not noted the referenced exhibits as being filed under Item 601(b)(2). Please revise accordingly. If you are intending to instead rely on Item 601(b)(10)(iv) of Regulation S-K, please revise your exhibit index to indicate this reliance, and re-file all such exhibits that rely on this provision to comply with such provision. Similarly, for any redacted exhibit you file under Item 601(b)(2), please ensure that such exhibit complies with Item 601(b)(2)(ii). We also note that your response states that the revised exhibit index clarifies the other items referenced in our prior comment, but we do not see any discussion in your response or revised disclosures regarding material real estate leases or the purchase agreement for Pony Express.

Response: In response to this comment, the Company respectfully advises the Staff that: (i) in the case of the form of note purchase agreement, the Company does not believe it referred to a revised version of the form of asset purchase agreement in its previous correspondence, the form of note has been omitted and is filed separately as an exhibit and, further, the schedule identifying individual natural person investors has been omitted in reliance upon Item (b)(10)(iv) of Regulation S-K; (ii) in the case of the note purchase agreements of Target Capital 1 LLC, Dragon Dynamic Catalytic Bridge SAC Fund and 622 Capital LLC, in each case the form of note has been omitted from the note purchase agreement as the actual notes are filed as separate exhibits; and (iii) in the case of the master lending and credit facility with WealthSouth, the loan agreement with First Southern National Bank, Mr. Carr’s employment agreement, and the employee stock option plan, certain personal identifying information (e.g., our offices’ home addressees) and Company bank account information has been redacted in reliance upon Item (b)(10)(iv) of Regulation S-K. The Company has amended the Registration Statement exhibit index and exhibits to clarify these omission and redactions.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.